UNITED STATES                  OMB APPROVAL
               SECURITIES AND EXCHANGE COMMISSION OMB Number: 3235-0058
                      Washington, DC 20549        Expires: March 31, 2006
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                          FORM 12b-25                 SEC FILE NUMBER
                                                          1-08964

                  NOTIFICATION OF LATE FILING           CUSIP NUMBER
                                                        405752 10 6

(Check One):   [_] Form 10-K  [_] Form 20-F  [_] Form 11-K  [X] Form 10-Q
[_] Form N-SAR [_] Form N-CSR

     For Period Ended: December 31, 2004

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

     For the Transition Period
     Ended:______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
     ______________________________________________________________

PART I -- REGISTRANT INFORMATION


Halifax Corporation

Full Name of Registrant


Former Name If Applicable

5250 Cherokee Avenue

Address of Principal Executive Office (Street and Number)


Alexandria, VA 22312

City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

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

     (a)  The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-
          K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

    The Form 10-Q for the quarter ended December 31, 2004 could not be filed within the prescribed time period due to unanticipated delays arising in connection with its preparation.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Joseph Sciacca                (703)          750-2400

          (Name)                   (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                          [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See attachment.




                           Halifax Corporation

              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 14, 2005                 By: /s/Joseph Sciacca
                                          Joseph Sciacca
                                          Vice President, Finance &
                                          Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                ATTENTION

    Intentional misstatements or omissions of fact constitute Federal
                Criminal Violations (see 18 U.S.C. 1001).

                    ATTACHMENT TO PART IV-ITEM (3) OF
                               FORM 12B-25

                           Halifax Corporation

                  WITH RESPECT TO ITS FORM 10-Q FOR THE
                     QUARTER ENDED DECEMBER 31, 2004


The registrant estimates that its results of operations for the three and nine months ended December 31, 2004, as reflected in its consolidated statements of operations to be included in its Form 10-Q for the quarter ended December 31, 2004, will reflect the following changes:

For the three months ended December 31, 2004, the registrant expects to report that it incurred an operating loss of $1,419,000 compared to operating income of $352,000 for the three months ended December 31, 2003. For the nine months ended December 31, 2004, the registrant expects to report that it incurred an operating loss of $917,000 compared to operating income of $864,000 for the nine months ended December 31, 2003. The losses for the three and nine months ended December 31, 2004 were primarily a result of losses associated with the start-up of a new enterprise maintenance contract and certain unanticipated service delivery costs which exceeded the estimates the registrant utilized in pricing this contract.

In addition, as a result of the foregoing, for the three months ended December 31, 2004, the registrant expects to report that it incurred a net income loss of $1,035,000 compared to a net income of $202,000 for the three months ended December 31, 2003. For the nine months ended December 31, 2004, the registrant expects to report that it incurred a net income loss of $900,000 compared to a net income of $405,000 for the nine months ended December 31, 2003.